Exhibit 10.71
AMENDMENT NUMBER TEN
to the
Master Loan and Security Agreement
Dated as of March 21, 2002
by and between
E-LOAN, INC.
and
GREENWICH CAPITAL FINANCIAL PRODUCTS, INC.

This AMENDMENT NUMBER TEN is made this 11th day of March, 2004, by and between E-LOAN, INC., having an address at 6230 Stoneridge Mall Road, Pleasanton, California 94588 (the "Borrower") and GREENWICH CAPITAL FINANCIAL PRODUCTS, INC., having an address at 600 Steamboat Road, Greenwich, Connecticut 06830 (the "Lender"), to the Master Loan and Security Agreement, dated as of March 21, 2002, by and between the Borrower and the Lender, as amended (the "Loan Agreement"). Capitalized terms used but not otherwise defined herein shall have the meanings assigned to such terms in the Loan Agreement.

RECITALS

WHEREAS, the Borrower has requested that the Lender agree to amend the Loan Agreement to extend the Termination Date thereunder to March 14, 2005 and the Borrower and the Lender have agreed to make such additional modifications to the Loan Agreement as more expressly set forth below.

WHEREAS, as of the date of this Amendment Number Ten, the Borrower represents to the Lender that it is in compliance with all of the representations and warranties and all of the affirmative and negative covenants set forth in the Loan Agreement and is not in default under the Loan Agreement.

WHEREAS, in order to induce the Lender to enter into this Amendment Number Ten, the Borrower has agreed to pay to the Lender an additional commitment fee in an amount equal to $750,000, payable as provided herein.

WHEREAS, the Borrower and the Lender have agreed to amend the Loan Agreement as set forth herein.

NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and for the mutual covenants herein contained, the parties hereto hereby agree as follows:

SECTION 1. Effective as of March 15, 2004, the definition of Collateral Value in Section 1 of the Loan Agreement is hereby amended by deleting the word "or" at the end of clause (10), by changing the "." at the end of section (11) to a ";" and by adding the following new clauses to the end thereof:

(12)   if such Mortgage Loan is a HELOC or Second Lien Mortgage Loan and the inclusion of such Mortgage Loan would cause the weighted average

combined loan-to-value ratio of the HELOC and Second Lien Mortgage Loans that are subject to this Loan Agreement to exceed 85%; or

(13)   if such Mortgage Loan is a HELOC or Second Lien Mortgage Loan with a FICO score less than 680 and the inclusion of such Mortgage Loan would cause the Collateral Value of the HELOCs and Second Lien Mortgage Loans with FICO scores less than 680 to exceed 5% of the Collateral Value of all HELOCs and Second Lien Mortgage Loans then subject to the terms of this Loan Agreement;

SECTION 2. Effective as of March 15, 2004, Section 1 of the Loan Agreement is hereby amended by deleting clause (3) to the definition of Maximum Credit and replacing it with the following:

(3)   the Maximum Credit for Mortgage Loans which are HELOCs or Second Lien Mortgage Loans may not exceed $175 million at any time;

SECTION 3. Effective as of March 15, 2004, Section 1 of the Loan Agreement is hereby amended by deleting clause (5) to the definition of Maximum Credit and replacing it with the following:

(5)   the Maximum Credit for all High LTV Loans may not exceed $25 million at any time; and

SECTION 4. Effective as of March 15, 2004, Section 1 of the Loan Agreement is hereby amended by deleting the definition of Maximum Uncommitted Amount and replacing it with the following:

"Maximum Uncommitted Amount" shall mean $200 million.

SECTION 5. Effective as of March 15, 2004, Section 1 of the Loan Agreement is hereby amended by deleting the definition of Termination Date and replacing it with the following:

"Termination Date" shall mean March 14, 2005, or such earlier date on which this Loan Agreement shall terminate in accordance with the provisions hereof or by operation of law.

SECTION 6. Effective as of March 15, 2004, Section 1 of the Loan Agreement is hereby amended by deleting the definition of Applicable Margin and replacing it with the following:

"Applicable Margin" shall mean with respect to Advances that are Tranche A Advances, Tranche B Advances and Tranche C Advances respectively, and which are secured by the Mortgage Loans, the applicable rate per annum set forth below for each day that such Advances shall be so secured:

Tranche A Advances..0.75%

Tranche B Advances 1.25%
Tranche C Advances...1.125%

SECTION 7.   Effective as of March 15, 2004, Subsection 5.01 of the Loan Agreement is hereby amended by deleting Subsection 5.01(n) and renumbering Subsection 5.01(o) by changing "(o)" to "(n)."

SECTION 8.   Effective as of March 15, 2004, Section 6.16 of the Loan Agreement is hereby amended to read in its entirety as follows:

6.16   Tangible Net Worth; Liquidity.   The Borrower's Tangible Net Worth is not less than the greater of (i) $60,000,000 or (ii) any higher amount provided under any other repurchase, financing, credit or other similar transaction to which the Borrower is a party. The Borrower has Cash Equivalents in an amount not less than $15,000,000. The ratio of the Borrower's Total Indebtedness to Tangible Net Worth is not greater than the lesser of (i) 10:1 or (ii) any ratio provided under any other repurchase, financing, credit or other similar transaction to which the Borrower is a party.

SECTION 9.   Effective as of March 15, 2004, Section 7.01(a)(i) of the Loan Agreement is hereby amended by changing "15 days" to "30 days."

SECTION 10. Effective as of March 15, 2004, Section 7.16 of the Loan Agreement is hereby amended to read in its entirety as follows:

7.16   Maintenance of Liquidity. The Borrower shall insure that, as of the end of each calendar month, it has Cash Equivalents in an amount of not less than $15,000,000.

SECTION 11. Effective as of March 15, 2004, Section 7.17 of the Loan Agreement is hereby amended to read in its entirety as follows:

7.17   Maintenance of Tangible Net Worth. The Borrower shall not permit Tangible Net Worth at any time to be less than $60,000,000 or such higher amount provided under any other repurchase, financing, credit or other similar facility entered into by the Borrower.

SECTION 12. Effective as of March 15, 2004, Section 7.27 of the Loan Agreement is hereby amended to read in its entirety as follows:

7.27   Committed Warehouse Facilities. The Borrower shall at all times have at least $75,000,000 available under committed revolving facilities (with recognized third party lenders other than with Lender). Such other committed revolving facilities shall permit Borrower to borrow at least $30,000,000 secured by wet loans.

SECTION 13. Commitment Fee. In order to induce the Lender to enter into this Amendment Number Ten with the Borrower, the Borrower hereby agrees to pay to the Lender a commitment fee equal to $750,000 to be paid to the Lender on or before April 2, 2004. Such commitment fee shall be paid in dollars, in immediately available funds, in accordance with the Lender's instructions.

SECTION 14. <u>Fees and Expenses</u>. The Borrower agrees to pay to the Lender all fees and out of pocket expenses incurred by the Lender in connection with this Amendment Number Ten (including all reasonable fees and out of pocket costs and expenses of the Lender's legal counsel incurred in connection with this Amendment Number Ten), in accordance with Section 11.03 of the Loan Agreement.

SECTION 15. <u>Defined Terms</u>. Any terms capitalized but not otherwise defined herein shall have the respective meanings set forth in the Loan Agreement.

SECTION 16. <u>Limited Effect</u>. Except as amended hereby, the Loan Agreement shall continue in full force and effect in accordance with its terms. Reference to this Amendment Number Ten need not be made in the Loan Agreement or any other instrument or document executed in connection therewith, or in any certificate, letter or communication issued or made pursuant to, or with respect to, the Loan Agreement, any reference in any of such items to the Loan Agreement being sufficient to refer to the Loan Agreement as amended hereby.

SECTION 17. <u>Representations</u>. In order to induce the Lender to execute and deliver this Amendment Number Ten, the Borrower hereby represents to the Lender that as of the date hereof, the Borrower is in full compliance with all of the terms and conditions of the Loan Agreement and no Default or Event of Default has occurred and is continuing under the Loan Agreement.

SECTION 18. <u>Governing Law</u>. This Amendment Number Ten shall be construed in accordance with the laws of the State of New York and the obligations, rights, and remedies of the parties hereunder shall be determined in accordance with such laws without regard to conflict of laws doctrine applied in such state (other than Sections 5-1401 and 5-1402 of the New York General Obligations Law).

SECTION 19. <u>Counterparts</u>. This Amendment Number Ten may be executed by each of the parties hereto on any number of separate counterparts, each of which shall be an original and all of which taken together shall constitute one and the same instrument.

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IN WITNESS WHEREOF, the Borrower and the Lender have caused this Amendment Number Ten to be executed and delivered by their duly authorized officers as of the day and year first above written.

E-LOAN, INC.
(Borrower)

By: /s/ Matt Roberts
Name: Matt Roberts
Title: CFO

GREENWICH CAPITAL FINANCIAL PRODUCTS. INC.
(Lender)

By: /s/ Anthony Palmisano
Name: Anthony Palmisano
Title: Senior Vice President